

June 21, 2013

<u>Via E-mail</u>
Barry Goldstein
President and Chief Executive Officer
Kingstone Companies, Inc.
15 Joys Lane
Kington, NY 12401

   Re: Kingstone Companies, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed on June 14, 2013
     File No. 000-01665

Dear Mr. Goldstein:

   We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your plans to increase the total number of authorized shares of common stock and preferred stock available under the company's amended Certificate of Incorporation. Please revise your disclosure of these proposals to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of such authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director